EXHIBIT 21.1

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

SUBSIDIARIES

Subsidiary	Jurisdiction or State of Organization
Allscripts LLC	Delaware
A4 Health Systems, Inc.	North Carolina
A4 Realty, LLC	North Carolina
Extended Care Information Network, Inc.	Delaware